Free Writing Prospectus dated November 27, 2012	Filed pursuant to Rule 433
(to Prospectus dated September 28, 2012 and	Registration Statement Nos. 333-184147
Preliminary Prospectus Supplement dated November 27, 2012)

TERMS AND CONDITIONS
USD 2,250,000,000 6.125% Subordinated Tier 2 Notes due 2022

Issuer	The Royal Bank of Scotland Group plc
Securities	Subordinated Tier 2 Notes due 2022 (the “Notes”)
Expected Security Ratings*	BB+ / BBB- (S&P / Fitch)
Ranking	Subordinated
Principal Amount	USD $2,250,000,000
Price to the Public	99.923%
Specified Currency	USD
Trade Date	November 27, 2012
Settlement Date	December 4, 2012 (T+5), in accordance with DTC’s procedures
Maturity	December 15, 2022
Call Option	No
Benchmark	T 1.625% due November 15, 2022
Benchmark Yield	1.635%
Re-Offer Yield	6.135%
Re-Offer Spread to UST	T+450 bps
Coupon	6.125%
Day Count	30/360
Convention	Following, unadjusted
Business Days	New York and London
Sole Structuring Advisor, Joint Senior Bookrunner and Joint Lead Manager	RBS Securities Inc.
Joint Senior Bookrunner and Joint Lead Manager	Morgan Stanley & Co. LLC
Joint Bookrunner and Joint Lead Manager	Citigroup Global Markets Inc.
Co-Managers
ABN AMRO Securities (USA) LLC
Banca IMI S.p.A.
BMO Capital Markets Corp.
BNY Mellon Capital Markets, LLC
CIBC World Markets Corp.
Commerz Markets LLC
Danske Markets Inc
Lloyds TSB Bank plc
nabSecurities, LLC

Natixis Securities Americas LLC RBC Capital Markets, LLC Santander Investment Securities Inc. TD Securities (USA) LLC
Underwriting Discount	0.400%
Interest Payment Period	Semi-Annual
Interest Payment Date(s)	On the 15th day of each June and December, commencing on June 15, 2013, up to and including December 15, 2022. The first interest payment period will be a long first coupon.
Interest Payment Record Date(s)	On the 1st day of each June and December commencing on June 1, 2013
Format	SEC-Registered
Denominations	USD $2,000 and integral multiples of USD $1,000 in excess thereof
Listing	An application will be made to list the notes on the New York Stock Exchange
Clearing and Settlement	DTC and Euroclear/Clearstream
CUSIP / ISIN	780099CE5 / US780099CE50
Governing Law	New York (subordination and waiver of the right to set off by holders governed by Scots Law)
Redemption for Tax Reasons
Redemption at the principal amount of the Notes together with accrued interest thereon, provided that, upon CRD IV (as defined below) taking effect in the United Kingdom, it shall only apply if, when and to the extent not prohibited by CRD IV and (in any such case) if, in the Issuer’s opinion, the circumstance that entitles it to exercise such right of redemption was not reasonably foreseeable to it at the Issue Date. The exercise of such right of redemption is conditional on FSA consent/non-objection.
As used herein:

“CRD IV” means, taken together, (i) the CRD IV Directive, (ii) the CRD IV Regulation and (iii) the Future Capital Instruments Regulations;

“CRD IV Directive” means a directive of the European Parliament and of the Council on prudential requirements for credit institutions and investment firms amending Directive 2002/87/EC, a draft of which was published on July 20, 2011, and any successor directive;

“CRD IV Regulation” means a regulation of the European Parliament and of the Council on prudential requirements for credit institutions and investment firms, a draft of which was published on July 20, 2011, and any successor regulation;

“FSA” means the Financial Services Authority and/or such other body having supervisory authority with respect to the Issuer; and

“Future Capital Instruments Regulations” means any regulatory capital rules, regulations or standards which are in the future applicable to the Issuer (on a solo or consolidated basis) and which lay down the requirements to be fulfilled by financial instruments for inclusion in the regulatory capital of the Issuer (on a solo or consolidated basis) as required by (i) the CRD IV Regulation and/or (ii) the CRD IV Directive.

Redemption due to Capital Disqualification Event
Redemption at par together with accrued interest thereon, provided that, upon CRD IV taking effect in the United Kingdom, it shall only apply if, when and to the extent not prohibited by CRD IV and (in any such case) if, in the Issuer’s opinion, the circumstance that entitles it to exercise such right of redemption was not reasonably foreseeable to it at the Issue Date.

A “Capital Disqualification Event” shall be deemed to have occurred if, as a result of any amendment to, or change in, the Capital Regulations which are in effect at the Issue Date, the Notes are fully excluded from Tier Two Capital (as defined in the Capital Regulations) of the Issuer and/or the Group.

The exercise of such right of redemption is conditional on FSA consent/non-objection.
As used herein:

“Capital Regulations” means, at any time, the regulations, requirements, guidelines and policies relating to capital adequacy of the FSA or of the European Parliament or of the Council of the European Union then in effect in the United Kingdom; and

“Group” means The Royal Bank of Scotland Group plc and its subsidiaries consolidated in accordance with International Financing Reporting Standards.

Repurchases
Applicable provided that, upon CRD IV taking effect in the United Kingdom, purchases are only permitted if, when and to the extent not prohibited by CRD IV.

The exercise of such right of redemption is conditional on FSA consent/non-objection.

* The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by S&P or Fitch.

The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at  www.sec.gov. Alternatively, RBS Securities Inc. will arrange to send you the base prospectus at no charge if you request it by calling 1-866-884-2071.